Exhibit 99.1

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
	USD in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2,727	3,994
Restricted cash	1,177	59
Restricted bank deposit	372	1,516
Trade receivables, net	13,926	24,057
Other accounts receivable	3,957	1,672
Inventories	904	1,900
	23,063	33,198

NON-CURRENT ASSETS:
Long-term receivables	-	872
Long-term restricted deposit	2,835	3,002
Property, plant and equipment	1,253	1,314
Right-of-use assets	5,728	6,507
Goodwill	9,685	13,702
Intangible assets	10,255	16,198
	29,756	41,595
	52,819	74,793

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
	USD in thousands
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short term loans	22,948	13,432
Trade payables	11,284	13,771
Current maturities of lease liabilities	1,390	1,472
Current maturities of other liabilities	4,978	3,839
Other accounts payable	26,609	25,322
	67,209	57,836

NON-CURRENT LIABILITIES:
Long term liabilities	761	887
Warrant liabilities	7,531	-
Conversion components	9,834	-
Other long term liabilities	629	1,064
Lease liabilities	4,321	4,995
Deferred tax liabilities	153	161
Net employee defined benefit liabilities	969	1,040
	24,198	8,147

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital and premium	96,986	81,620
Share options	10,918	10,367
Treasury shares	(1,230)	(1,230)
Other reserves	19,946	14,698
Accumulated deficit	(168,708)	(99,042)
	(42,088)	6,413
Non-controlling interests	3,500	2,397
Total equity	(38,588)	8,810
	52,819	74,793

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Six months ended June 30,
	2023	2022
	Unaudited
	USD in thousands (except per share data)
Revenues	30,712	37,418
Cost of revenues	31,718	33,399
Gross profit	(1,006)	4,019
Research and development expenses, net	2,759	2,810
Selling and marketing expenses	4,866	4,071
General and administrative expenses	36,066	16,883
Other expenses	18,442	-
Operating loss	(63,139)	(19,745)
Finance expenses	(7,403)	(151)
Finance income	1,866	59
Loss before taxes on income	(68,676)	(19,837)
Taxes on income	-	394
Net loss	(68,676)	(20,231)

Attributable to:
Equity holders of the Company	(69,666)	(21,441)
Non-controlling interests	990	1,210

	(68,676)	(20,231)

Net loss per share attributable to equity holders of the Company (USD):
Basic and diluted net loss per share	(7.7)*)	(2.6)*)

*)	Restated due to accounting’s reverse splits entry.

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six month ended June 30,
	2023	2022
	Unaudited
	USD in thousands
Net loss	(68,676)	(20,231)

Other comprehensive loss, net of taxes:

Amounts that will not be reclassified subsequently to profit or loss:
Foreign currency translation loss from functional currency to presentation currency	1,693	(7,026)

Total other comprehensive loss	1,693	(7,026)

Total comprehensive loss	(66,983)	(27,257)

Attributable to:
Equity holders of the Company	(68,086)	(28,329)
Non-controlling interests	1,103	1,072
	(66,983)	(27,257)

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital and premium	Treasury shares	Share options	Warrants payable	Reserve for share-based payment transactions	Reserve for remeasurement of defined benefit plan	Foreign currency translation adjustments	Accumulated deficit	Total	Non-controlling interests	Total equity
	USD in thousands

Balance as of January 1, 2023	81,620	(1,230)	10,291	76	18,172	(762)	(2,712)	(99,042)	6,413	2,397	8,810

Net income (loss)	-	-	-	-	-	-	-	(69,666)	(69,666)	990	(68,676)
Other comprehensive loss	-	-	-	-	-	-	1,580	-	1,580	113	1,693

Total comprehensive income (loss)	-	-	-	-	-	-	1,580	(69,666)	(68,086)	1,103	(66,983)

Exercise of warrants and option	2,923	-	(52)	-	(804)	-	-	-	2,067	-	2,067
Issuance of Ordinary shares, net in connection with the closing of the RNER Transaction	2,591	-	-	-	-	-	-	-	2,591	-	2,591
Share listing expenses	6,788	-	-	-	-	-	-	-	6,788	-	6,788
Reclassification of liabilities to equity upon issuing of shares	1,494	-	679	(76)	-	-	-	-	2,097	-	2,097
Issuance of Ordinary shares in connection with ELOC agreement	1,570	-	-	-	-	-	-	-	1,570	-	1,570
Cost of share-based payment	-	-	-	-	4,472	-	-	-	4,472	-	4,472

Balance as of June 30, 2023	96,986	(1,230)	10,918	-	21,840	(762)	(1,132)	(168,708)	(42,088)	3,500	(38,588)

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share Capital and premium	Treasury shares	Share options	Reserve for share- based payment transactions	Reserve for re- measurement of defined benefit plan	Foreign currency translation adjustments	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance as of January 1, 2022	70,762	(1,230)	1,102	9,574	(608)	2,634	(17,447)	64,787	991	65,778
Net loss	-	-	-	-	-	-	(21,441)	(21,441)	1,210	(20,231)
Other comprehensive loss	-	-	-	-	-	(6,888)	-	(6,888)	(138)	(7,026)

Total comprehensive loss	-	-	-	-	-	(6,888)	(21,441)	(28,329)	1,072	(27,257)

Issue of shares and share options (net of issuance expenses of USD 3.8 million)	10,709	-	4,903	-	-	-	-	15,612	-	15,612
Exercise of options	770	-	-	(585)	-	-	-	185	-	185
Cost of share-based payment	-	-	-	1,385	-	-	-	1,385	-	1,385

Balance as of June 30, 2022	82,241	(1,230)	6,005	10,374	(608)	(4,254)	(38,888)	53,640	2,063	55,703

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2023	2022
	Unaudited
	USD in thousands

Cash flows from operating activities:

Net loss	(68,676)	(20,231)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	2,173	149
Impairment of Goodwill and Intangible assets	3,703	368
Depreciation and amortization	6,117	2,987
Change in employee benefit liabilities, net	(21)	192
Issuance expenses converted to short term loans	7,648	-
Warrants measurements- long term liabilities	(812)	-
Revaluation of long-term loans from banks	-	2
Revaluation of conversion components	3,896	-
Change in deferred tax	-	602
Share Listing expenses	16,506	-
Equity line of credit	1,570
Cost of share-based payment	4,472	1,385
	45,252	5,685

Changes in asset and liability items:

Decrease in trade receivables	9,229	2,541
Decrease (increase) in other accounts receivable	(3,106)	5,277
Increase (decrease) in trade payables	(1,868)	(7,998)
Decrease in inventories	931	231
Increase (decrease) in other accounts payable	6,122	600
	11,308	651

Cash paid and received during the year for:
Taxes paid	(80)	(49)
Interest paid, net	(258)	(287)
	(338)	(336)
Net cash used in operating activities	(12,454)	(14,231)

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2023	2022
	Unaudited
	USD in thousands

Cash flows from investing activities:

Investment in restricted bank deposit	1,102	(1,733)
Investment in restricted cash	(1,155)	-
Purchase of property, plant and equipment	(210)	(273)
Net cash used in investing activities	(263)	(2,006)

Cash flows from financing activities:
Issue of shares, net of issue expenses	1,775	15,611
Exercise of options and warrants	2,066	-
Receipt of short- term loans	3,942	-
Repayment of short-term loans	(2,510)	(291)
Long-term loans, net	6,288	194
Repayment of lease liabilities	(1,041)	(1,020)
Net cash provided by financing activities	10,520	14,494
Exchange rate differences on cash and cash equivalents	930	(1,347)
Increase (decrease) in cash and cash equivalents	(1,267)	(3,090)
Cash and cash equivalents at the beginning of the year	3,994	13,974
Cash and cash equivalents at the end of the period	2,727	10,884

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

Results of Operations

The following table sets forth HUB Security’s operating results for the six months ended June 30, 2023 and 2022. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Six Months Ended June 30
	2023	2022	Change	% Change
Revenue	30,712	37,418	(6,706)	(17.92)%
Cost of Revenue	31,718	33,399	(1,681)	(5.03)%
Gross Profit	(1,006)	4,019	(5,025)	(125.03)%
Research and development expenses, net	2,759	2,810	(51)	(1.81)%
Sales and marketing expenses	4,866	4,071	795	19.53%
General and administrative expenses	36,066	16,883	19,183	113.62%
Other expenses	18,442	-	18,442	100%
Operating loss	(63,139)	(19,745)	(43,394)	219.77%
Finance expenses	7,403	151	7,252	4802.65%
Financial income	1,866	59	1,807	3602.71%
Loss before taxes on income	(68,676)	(19,837)	(48,839)	246.20%
Taxes on income	-	394	(394)	(100)%
Net loss	(68,676)	(20,231)	(48,445)	239.46%

Comparison of the Six Months Ended June 30, 2023 and 2022

Revenue

Revenue was $30,712 thousand and $37,418 thousand for the six months ended June 30, 2023 and 2022, respectively, resulting in a decrease of $6,706 thousand for the six months ended June 30, 2023.

This reduction is mainly attributed to a reduced volume of commercial transactions driven by activity of the Company’s Comsec Distribution Ltd. subsidiary in the amount of $6,654.

The table below sets forth a breakdown of HUB Security’s revenue by customer location for the six months ended June 30, 2023.

	Six Months Ended,	Year ended December 31,
	2023	2022
	(In thousands)	(In thousands)	Change %	Change
Israel	28,627	76,127	(47,500)	(62.39)%
America	265	339	(74)	(21.83)%
Europe	1,599	2,983	(1,384)	(46.39)%
Asia Pacific	221	294	(73)	(24.83)%
Total	$30,712	$79,743	(49,031)	(61.49)%

Cost of Revenue

Cost of revenue was $31,718 thousand and $33,399 thousand for the six months ended June 30, 2023 and 2022, respectively, resulting in a decrease of $1,681 thousand for the six months ended June 30, 2023.

The decrease is mainly attributed to the reduction in the volume of commercial transactions driven by activity of Comsec Distribution Ltd. and license costs in an amount of $6,470, which is partially offset by an increase in amortization of intangible assets in an amount of $3,787, as well as an increase in salaries and related expenses in an amount of $1,002.

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

Research and Development Expenses

Research and development expenses were $2,759 thousand and $2,810 thousand for the six months ended June 30, 2023 and 2022, respectively, resulting in a decrease of $51 thousand for the six months ended June 30, 2023. The decrease is mainly attributed to changes in the exchange rate of the salaries and related expenses denominated in NIS to U.S. dollars.

Sales and Marketing Expenses

Sales and marketing expenses were $4,866 thousand and $4,071 thousand for the six months ended June 30, 2023 and 2022, respectively, resulting in an increase of $795 thousand for the six months ended June 30, 2023. The increase is primarily attributed to an increase of $559 thousand as a result of impairment of intangible assets.

General and Administrative Expenses

General and administrative expenses were $36,066 thousand and $16,883 thousand for the six months June 30, 2023 and 2022, respectively, resulting in an increase of $19,183 thousand. The increase is due to the following: issuance expenses relating to the SPAC merger in an amount of $7,883 thousand, an increase of goodwill impairment and other $11,300 thousand.

Other Expenses

Other expenses were $18,422 thousand and nil for the six months June 30, 2023 and 2022, respectively, resulting in an increase of $18,442 thousand. The increase is due to the following: integration expenses relating to the SPAC merger in an amount of $16,873 thousand and expenses relating to ELOC value in an amount of $1,569 thousand.

Finance Income and Finance Expenses

Financial income was $1,866 thousand and $59 thousand for the six months June 30, 2023 and 2022, respectively, and finance expenses were $7,403 thousand and $151 thousand for the six months June 30, 2023 and 2022, respectively, resulting in a net increase of $5,445 thousand of finance expenses, The increase is primarily attributed to convertible components measurement, warrants measurement and interest expenses.

Taxes on Income

Taxes on income (tax benefit) were nil and $394 thousand for the six months June 30, 2023 and 2022, respectively. This tax primarily derived from decrease of deferred tax liabilities due to the intangible assets amortization offsets by tax assets.

Key Performance Indicators and Non-IFRS Financial Metrics

HUB Security monitors the key business metrics set forth below to help it evaluate its business and growth trends, establish budgets, measure the effectiveness of its sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

Key Performance Indicators

The following table summarizes the key performance indicators that HUB Security uses to evaluate its business for the periods presented.

	Six Months Ended June 30
	2023	2022	Change	% Change
	(in thousands)
Revenue
Products and Technology Segment (1)	570	796	(226)	(28.39)%
Professional Services Segment (2)	30,142	36,622	(6,480)	(17.69)%
Total	$30,712	$37,418	(6,706)	(17.92)%

(1)	The Products and Technology Segment develops and markets integrated cybersecurity hardware and software solutions that allow organizations to protect their RAM or confidential computing data to create a reliable work environment.

(2)	The Professional Services Segment offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and full managed corporate cybersecurity services. In addition, this segment also includes distribution and marketing of security products procured from the manufacturers of information security products to sub-distributors (integrators) who market them to end users.

	Six Months Ended June 30
	2023	2022	Change	% Change
	(in thousands)
Segment results (operating loss)
Products and Technology Segment	(13,917)	(9,893)	(4,024)	40.67%
Professional Services Segment	(49,222)	(9,852)	(39,370)	399.61%
Total	$(63,139)	$(19,745)	(43,394)	219.77%

Non-IFRS Financial Metrics

In addition to HUB Security’s results determined in accordance with IFRS, HUB Security’s management believes that the following non-IFRS financial measures are useful in evaluating HUB Security’s operating performance.

Adjusted EBITDA

HUB Security defines Adjusted EBITDA as net loss as adjusted for income taxes, finance income, finance expenses, depreciation and amortization, impairments, share-based compensation expense, SPAC transaction cost and other one-time costs. Adjusted EBITDA is included in this Interim Report because it is a key metric used by management and HUB Security’s board of directors to assess its financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in HUB Security’s industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA is not an IFRS measure of HUB Security’s financial performance or liquidity and should not be considered as alternatives to net income or loss as a measure of financial performance, as alternatives to cash flows from operations as a measure of liquidity, or as alternatives to any other performance measure derived in accordance with IFRS. Adjusted EBITDA should not be construed as an inference that HUB Security’s future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect HUB Security’s tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized.

HUB CYBER SECURITY LTD.

(Formerly: HUB CYBER SECURITY LTD. and ALD Advanced Logistics Developments Ltd.)

Management compensates for these limitations by relying on HUB Security’s IFRS results in addition to using Adjusted EBITDA as a supplemental measure. HUB Security’s measure of Adjusted EBITDA is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

	Six Months Ended June 30	Year ended December 31,
	2023	2022	Change	% Change
	(In thousands)
Net loss	$(68,676)	$(80,000)	11,324	(14)%
Adjusted EBITDA	$(5,291)	$(21,128)	15,837	(75)%

Adjusted EBITDA increased significantly in the six months ended June 30, 2023, primarily as a result of solid execution of the Company’s operational activity. The Company invested significant effort in order to maintain the positive trend of its Adjusted EBITDA.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, net loss:

	Six Months Ended June 30	Year ended December 31,
	2023	2022	Change	% Change
	(In thousands)
Net loss	$(68,676)	$(80,000)	11,324	(14)%
Finance income	(1,866)	(469)	(1,397)	298%
Finance expenses	7,403	1,701	5,702	335%
Taxes on income	0	(739)	739	(100)%
Depreciation and amortization(1)	6,117	7,791	(1,674)	(21)%
Share-based compensation expense(2)	4,472	10,516	(6,044)	(57)%
Acquisition-related costs(3)	5,130	15,829	(10,699)	(68)%
One-time cost(4)	35,375	887	34,488	3888%
Impairment of Goodwill and other assets (5)	6,754	23,356	(16,602)	(71)%
Adjusted EBITDA	$(5,291)	(21,128)	15,837	(75)%

1.	Represents $4,950 thousand and $5,341 thousand in intangible assets amortization, $207 thousand and $309 thousand in fixed assets depreciation, and $960 thousand and $2,141 thousand in right of use asset depreciation for the six months ended June 30, 2023 and for the year ended December 31, 2022, respectively.

2.	Represents non-cash share-based compensation expenses.

3.	Represents costs incurred in connection with the SPAC merger. These costs include legal and consulting expenses.

4.	Represents costs incurred in connection with the SPAC merger. These costs include recording entry, convertible loans, share issuance and a special audit.

5.	Represents technology goodwill, intangibles and tangibles assets.